Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
November 4, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP Amendment No. 3 to Registration Statement on Form S-4 File No. 333-126068 Filed November 4, 2005
Ladies and Gentlemen:
     Set forth below are the responses of Ensource Energy Income Fund LP (the “Partnership”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 2, 2005, with respect to the above referenced filing. All page references are to the version of Amendment No. 3 to the Registration Statement filed on the date hereof (the “Amendment”). For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357. If you have any questions or comments with respect to accounting issues, please call Scott Smith at (713) 659-1794.

Very Truly Yours,
/s/ G. Michael O'Leary
G. Michael O'Leary

MEMORANDUM
General
1.	We note your response and the revisions made in response to our prior comment 4 in our letter dated October 5, 2005. Supplement this disclosure by delineating the impact to your business plan if you are capable of only meeting the minimum tender condition (i.e. you only receive 2,950,001 depositary units in the exchange offer) and if the trustee does not agree to a second-step merger. Specify the most material aspects of your business plan that would be impacted by a failure to effect the second-step merger. For example, delineate how the business plans you have currently would change as a result of less cash available from the sale of zero coupon bonds attached to the units that were not exchanged and the problems you can reasonably anticipate relating to your inability to completely control the trust and its legacy assets. Also, we note inconsistencies in the disclosure, for example at pages 3 and 29, regarding your ability to implement your business plan if the second-step merger were not to occur. Please revise to remove any such inconsistencies. We may have further comments.

Response: We have revised the disclosure on pages 3 and 20 of the document to clarify the effect of the inability to cause the second-step merger on our business plan and we have revised the document to remove the inconsistencies noted in your comment.
Questions and Answers About the Exchange Offer and Second-Step Merger, page 1
“What is the Partnership’s proposed transaction?”, page 1
2.	We note the revisions in this section and elsewhere in the prospectus regarding the receipt of a letter from Eastern American Energy Corporation in which they assert their interpretation of how the second-step merger would impact the current gas purchase contract between Eastern American, its marketing affiliate and the trust. Please supplement the disclosure by indicating the following:
•	whether the affiliate you reference is Eastern American Marketing Corporation; and

•	the percentage of your revenues attributable to the revenues earned from the gas purchase contract.
Further, please provide a cross-reference to more detailed disclosure commencing on page 132 regarding the gas purchase contract and its material provisions. In this regard, we note that investors are not capable of reviewing an electronically filed version of the contract. Given the materiality of the termination provisions, please ensure that the disclosure adequately and accurately summarizes the terms of the gas purchase contract.

Response: We have revised the disclosure on page 2 of the prospectus to clarify that the affiliate being referenced is Eastern American Marketing Corporation, that under its terms the gas purchase contract terminates upon termination of NGT and that all of

NGT’s revenues are derived from purchases from the gas purchase contract. We have also provided a cross-reference to the discussion of the gas purchase contract. In addition, we have added a risk factor under the caption “If Eastern American Marketing Corporation stops purchasing ....” on page 45 of the document to state that if Eastern American were to cease to perform pursuant to the gas purchase contract it would have a material adverse effect.

3.	Inform us of any material positive and negative impacts upon your current business plan, if any, if the merger were to occur at a subsidiary level as opposed to the originally intended partnership level merger. We may have further comments.

Response: There will be no impact on our current business plan if the merger were to occur at the subsidiary level.
Summary of Exchange Offer Process and the Second-Step Merger, page 32
4.	Although you have revised the disclosure in the prospectus to inform holders of withdrawn units of the steps they may take to reconstitute their units and thereby, become entitled to participate in the exchange offer and special distribution, the diagram on page 33 does not reflect this option. Please revise the flow chart accordingly.

Response: We have revised the flow chart on page 33 of the prospectus to include a footnote to inform holders of withdrawn units of the steps they make take to reconstitute their units under the depositary arrangement to become entitled to participate in the exchange offer and special distribution.
Risk Factors, page 44
5.	Assuming a subsidiary second-step merger is necessitated by virtue of Eastern American Energy Corporation’s interpretation of the gas purchase contract, inform us of the consideration you have given to the potential for Eastern American Energy Corporation and its marketing affiliate to nonetheless terminate and/or breach the gas purchase contract. Advise us of why you believe this option does not present a material risk. We may have further comments.

Response: We have thoroughly evaluated whether Eastern American can terminate the gas purchase contract as a result of the second-step merger. As noted on pages 2 and 128 of the document, there is only one circumstance under the terms of the gas purchase contract in which the contract terminates, which is the termination of NGT. NGT would survive the subsidiary level merger and thus would not terminate. If Eastern American nonetheless ceased performing under the gas purchase agreement, we would pursue legal and equitable remedies available to us. We have added a risk factor on page 45 to disclose that there can be no assurance that Eastern American Marketing Corporation will not cease to purchase gas under the gas purchase contract, and the failure to perform would result in a material adverse effect on the Partnership’s financial condition and results of operations.

The second-step merger may not be approved...,” page 44
6.	Please remove the mitigating language in the last sentence of the risk factor disclosure.

Response: We have revised the document in response to your comment.
Unaudited Pro Forma Condensed Combined Financial Statements of the Partnership, page 70
7.	We have read your response to prior comment 13 and have further considered the propriety of including pro forma combined financial statements in your absence of having adequate access to the underlying financial records of Eastern American Natural Gas Trust. We have concluded that, due to your inability to obtain sufficient information to properly determine pro forma adjustments that are factually supportable, as required by Regulation S-X, Rule 11 -02(b)(6), you should omit the unaudited pro forma condensed combined financial statements of the partnership from your filing. Disclosure should be made indicating why you are unable to comply with the requirements of Regulation S-X, Rule 11-02. Additionally, please adjust any other disclosures that previously included information derived from your pro forma financial statements, utilizing in their place the historical information you have available, and clearly disclose why you are using the historical information and your inability to determine pro forma information.

Response: We have revised the document to remove the unaudited pro forma condensed combined financial statements of the Partnership and adjusted other disclosures relating to the information contained in these statements. In addition, we have disclosed on page 16 of the document under the question “Why Has the Partnership Not Presented Pro Forma Financial Statements...” the reasons we are not able to comply with the requirements of Regulations S-X, Rule 11-02.
Our Cash Distribution Policy and Restrictions on Distributions, page 97
8.	We have read the revisions you provided in response to prior comment 14, and have the following additional suggestions:
•	eliminate the duplicate paragraph you have inserted on page 100; and,

•	revise the small Roman numeral references in the first paragraph on page 101, to correctly correspond to the sequence of your itemization and the items being cross referenced.
Though your revisions eliminate some of the previous inconsistencies regarding the definition of “Estimated Adjusted Consolidated EBITDA,” it appears that further revisions will be necessary, as follows:

•	revise your discussion of “Estimated Adjusted Consolidated EBITDA” on page 103, specifically as it relates to including interest expense, to correspond with how you have defined it on page 104;

•	revise disclosures throughout the filing as necessary to use the entire phrase “Estimated Available Cash for 2006,” when referring to such amount;

•	eliminate the use of “Estimated Available Cash of the Partnership for 2006” if this is meant to be the same as “Estimated Available Cash for 2006”; if not intended to be the same, provide a clear definition of the former to distinguish it from the latter; and,

•	the “Consolidated Adjusted EBITDA for 2006” amount of $14,121 on page 106 is not mathematically consistent with the other amounts listed in the table, which sum to $14,120; if changed, please make other corresponding changes where the incorrect amount is used or affects other amounts.
Response:
•	We have revised the document on page 96 to remove the duplicate paragraph.

•	We have revised the small Roman numeral references to correctly correspond to the sequence of itemization and the items being cross referenced.

•	We have revised the document in response to your comment to conform the discussion on page 99 to correspond to the discussion on page 100.

•	We have revised the document where necessary to use the entire phrase “Estimated Available Cash for 2006” .

•	We have revised the document to revise the phrase “Estimated Available Cash of the Partnership for 2006” to read “Estimated Available Cash for 2006”.

•	We have revised the document on pages 100 and 102 to change the amount to $14,120 in response to your comment.
Material Federal Income Tax Considerations, page 188
9.	Revise to refer to material federal income tax “consequences.”

Response: We have revised the disclosure from using the term “considerations” to using the term “consequences” where discussing federal income tax consequences.

10.	To eliminate any potential for ambiguity, plainly state counsel’s basic opinion, including that you will be treated as a partnership for federal income tax purposes. We note the reference to your reliance on that opinion at page 192.

Response: We have revised the first full paragraph on page 188 to clearly state that Andrews Kurth LLP is of the opinion that Ensource Energy Income Fund LP will be classified as a partnership for federal income tax purposes.

11.	You indicate at page 203 that counsel is unable to opine on your method of making allocations because “use of this method may not be permitted under existing Treasury regulations.” In light of counsel’s non-opinion in these circumstances, explain in necessary detail how your management became comfortable in deciding to make allocations in this manner. Also explain further the nature of counsel’s uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method.

Response: Publicly traded partnerships will generally have interests that are transferred between a buyer and seller on each trading day of the year. Section 706 of the Internal Revenue Code of 1986, as amended (the “Code”), requires that tax items attributable to an interest in a partnership which is sold during a taxable year be allocated between the transferor and the transferee. To avoid overly burdensome tax accounting for transferred units, existing publicly traded partnerships use the various conventions we intend to adopt to simplify allocations.

While the use of simplifying conventions is generally contemplated under Section 706, there is some uncertainty whether the particular combination of conventions adopted by publicly traded partnerships is permissible. While counsel is unable to opine because there is no clear authority on this issue, as a practical matter the Internal Revenue Service has not to our knowledge questioned the use of these simplifying conventions by publicly traded partnerships. Furthermore, we are comfortable making allocations in this manner because all of our income or loss attributable to a transferred unit will be allocated to a unitholder, whether the transferor or transferee, and will be includable in a unitholder’s federal income tax return and thus subject to federal income tax.

12.	Similarly, revise to explain why counsel indicates at page 204 that it is “unable to opine on the validity of any of these positions.” We may have additional comments.

Response: We have revised the disclosure on page 200 to clarify. The reason counsel is unable to opine on our method for making adjustments under Section 743(b) of the Code is that Treasury has produced final regulations under Section 743(b) which we will follow for making Section 743(b) adjustments; however, Treasury failed to conform previously existing regulations under Section 167 of the Code to the final regulations under Section 743(b). Therefore, if we comply with the Section 743(b) regulations, this may result in technical noncompliance with the regulations under Section 167 of the Code. The depreciation rules under Section 167 generally apply only to specific types of property, such as property placed in service prior to 1981 or property depreciated under a method not expressed in terms of years. We expect to own very little, if any, property subject to Section 167.
Financial Statements, page F-1
13.	Tell us the reasons you have retained the unaudited financial statements of Ensource Energy Income Fund LP, beginning on page F-37, covering the period ended June 30, 2005, since you have also filed the more current audited financial statements for this entity, through September 30, 2005 and encompassing the inception-to-date period.

Response: We have removed paged F-37 to F-43 in response to your comment.
Exhibit 99.1
14.	We note your request that the security holder acknowledge that they have “reviewed” the Prospectus and this Letter of Transmittal. See also your request that the security holder acknowledge that they have “read” the Instructions. It is not appropriate to require security holders to attest to the fact that they have “reviewed” or “read” the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials.

Response: We have revised the Letter of Transmittal in response to your comment to remove such language and we have reviewed the other materials to ensure they do not contain such language.
Draft Schedule TO
15.	We note your indication on page 92 of the Form S-4 that your General Partner has received commitments from you and its limited partners for investments in order to finance the offer. In light of this arrangement, tell us why you have not included your General Partner as a bidder in connection with the exchange offer. Please refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (Nov. 14, 2000). Alternatively, please revise to include the General Partner as a filing person.

Response: We have revised the schedule to include the General Partner as a filing person in response to your comment.
Item 1. Summary Term Sheet, page 3
16.	Your reference to Section 412(d) of the Securities Act of 1933 is unclear. If you mean to refer to Rule 421(d), please revise to clarify.

Response: We have corrected the typographical error to clarify the reference to Rule 421(d).

Item 6. Purposes of the Transaction and Plans or Proposals, page 4
17.	Please include information responsive to the requirements of Item 1006(c)(3) in the Schedule TO by delineating or incorporating by reference the information contained in the prospectus in the section entitled “Our Cash Distribution Policy and Restrictions on Distributions.”

Response: We have revised the response to incorporate by reference the information contained in the prospectus under the section titled “Our Cash Distribution Policy and Restrictions on Distributions.”
Item 10. Financial Statements, page 5
18.	In light of our comments regarding the appropriateness of the financial statements included in the prospectus, please make corresponding changes to the financial information you incorporate by reference from the prospectus in the Schedule TO.

Response: We have revised the response to remove references to the pro forma financial statements in the prospectus in response to your comment.
Item 12. Exhibits
19.	Please revise your descriptions here and in the list of exhibits to be more specific in referring to the documents you have incorporated by reference. For example, please clarify your reference to “Prospectus” in exhibit (a)(4) to refer to the date filed and file number associated with the Form S-4 in which this prospectus is contained. Further, in all of the other descriptions of exhibits, please refer readers to the Exhibit numbers of the Form S-4 so that it is clear where this information can be found.

Response: We have revised the exhibits list in response to your comment to include the date filed and file number associated with the Form S-4 in which each exhibit may be found and have included the specific exhibit number.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
EASTERN AMERICAN NATURAL GAS TRUST
(Name of Subject Company (Issuer))
ENSOURCE ENERGY INCOME FUND LP
ENSOURCE ENERGY PARTNERS, LP
(Names of Filing Person (Offeror))
Units of Beneficial Interest
(Title of Class of Securities)
912833KA7
(CUSIP Number of Class of Securities)
Scott W. Smith
President
Ensource Energy Company LLC
general partner of Ensource Energy Partners, LP
general partner of Ensource Energy Income Fund LP
7500 San Felipe, Suite 440
Houston, Texas 77063
Telephone: (713) 659-1794
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$[___]	$[___]

*Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for Fiscal 2005, and solely for the purposes of calculating the registration fee, the market value of the securities to be received was calculated as the product of 5,880,100 depositary units outstanding (as reported in Eastern American Natural Gas Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005) and (ii) the average of the high and low sales prices of Eastern American Natural Gas Trust depositary units reported on The New York Stock Exchange — Composite Transaction on [___], 2005 ($[___]).
**$[___] per million dollars of transaction value. The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by Ensource Energy Income Fund LP as described below.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,445.42	Filing Party: Ensource Energy Income Fund LP
Form or Registration No.: Form S-4 (File No:333-126068)	Date Filed: [___], 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rules 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

THIS TENDER OFFER STATEMENT ON SCHEDULE TO (THIS “SCHEDULE TO”) RELATES TO THE OFFER (THE “OFFER”) BY ENSOURCE ENERGY INCOME FUND LP, A DELAWARE LIMITED PARTNERSHIP (THE “PARTNERSHIP”), TO EXCHANGE EACH ISSUED AND OUTSTANDING DEPOSITARY UNIT (“DEPOSITARY UNIT”) OF EASTERN AMERICAN NATURAL GAS TRUST, A DELAWARE STATUTORY TRUST (“NGT”), FOR CONSIDERATION CONSISTING OF ONE OF COMMON UNIT REPRESENTING A LIMITED PARTNERSHIP INTEREST OF THE PARTNERSHIP (“COMMON UNIT”) AND A PRO RATA SHARE OF A SPECIAL CASH DISTRIBUTION OF $5.9 MILLION FOR DEPOSITARY UNITS ACCEPTED BY THE PARTNERSHIP FOR EXCHANGE, ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(4) HERETO.
THE PARTNERSHIP HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 (FILE NO. 333-126068) RELATING TO THE COMMON UNITS TO BE ISSUED TO HOLDERS OF DEPOSITARY UNITS IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”) AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(4) AND (A)(1)(A), RESPECTIVELY, HERETO.
ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE PARTNERSHIP IS HEREBY INCORPORATED BY REFERENCE IN ANSWER TO ITEMS 2 THROUGH 11 OF THIS SCHEDULE TO.
Item 1. Summary Term Sheet.
Information required by Item 1001 of Regulation M-A is contained in the Prospectus, which meets the requirements of § 421(d) of the Securities Act of 1933.
Item 2. Subject Company Information.
(a) As described in the Prospectus, the subject company is NGT. The information set forth in the Prospectus under the section titled “NGT Properties” is incorporated herein by reference. The address of NGT’s principal executive offices is that of JPMorgan Chase Bank, its trustee, which is 700 Lavaca, 2nd Floor, Austin, TX 78701. The trustee’s telephone number is (800) 852-1422.
(b) According to NGT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, there were 5,880,100 Depositary Units outstanding as of June 30, 2005.
(c) The information set forth in the Prospectus under the section titled “NGT Market Price and Distribution Matters” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a), (b) and (c)
The Partnership is the filing person. The address of the principal executive office of the Partnership and Ensource Energy Partners, LP, a Delaware limited partnership and its general partner (the “General Partner”), and certain of their affiliates is 7500 San Felipe, Suite 440, Houston, Texas 77063. The information set forth in the Prospectus under the sections titled “Partnership Business and Properties” and “Management” is incorporated herein by reference. None of the Partnership, General Partner nor, to the best of the knowledge of the Partnership and the General Partner, has any of their respective directors, executive officers or other affiliates been convicted in a criminal proceeding (except traffic violations or similar misdemeanors) during the past 5 years, or been a party to any judicial or administrative proceeding during the past 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any federal or state securities laws.
Item 4. Terms of the Transaction.
(a) The information set forth in the Prospectus under sections titled “Questions and Answers About the Exchange Offer and Second-step Merger”, “Summary”, “The Offer”, “The Second-Step Merger and Post-Merger Exchange Process”, “Comparison of Depositary Unitholders’ and Common Unitholders’ Rights” and “Description of Our Partnership Agreement” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Neither the Partnership, the General Partner, Ensource Energy Company LLC, a Delaware limited liability company and general partner of the General Partner (“Ensource”), nor, to the best of the Partnership’s knowledge, any of their respective directors, executive officers or other affiliates has had any transaction with NGT or any of its executive officers, directors or affiliates that would require disclosure under Item 1005(a) of Regulation M-A.
(b) The Partnership and the General Partner have not had any negotiations or transactions during the past two years with NGT concerning any of the matters set forth in Item 1005(b) of Regulation M-A, except that in connection with the exchange offer and second-step merger, the Partnership and the General Partner have contacted NGT’s trustee and notified it of the exchange offer and second-step merger. The trustee indicated that it would neither recommend nor oppose such transactions. However, such discussions were on a preliminary basis and have not resulted in the trustee’s endorsement, opposition or opinion regarding the transactions contemplated in the registration statement.
In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, the trustee stated that it is aware that the Partnership has filed with the SEC a registration statement in which the Partnership describes “a proposed transaction pursuant to which [the Partnership] would attempt to acquire control of, and ultimately the entire interest in, [NGT].” NGT further stated that it has retained a financial adviser “to assist [NGT] with an evaluation of any such exchange offer.” NGT did not state whether it recommends that holders of depositary units accept or reject the exchange offer or whether it remains neutral with respect to the exchange offer, but did state that if the Partnership proceeds with the exchange offer, it is aware that applicable SEC rules will require that NGT advise holders of its depositary units whether NGT so recommends acceptance or rejection of, or remains neutral with respect to, the exchange offer.
The Partnership and the General Partner have since met with the trustee, its financial advisor and legal counsel to explain the terms of the Offer and answering the questions of the financial advisor.
NGT’s trust agreement requires the consent of the trustee before the second-step merger can be effected, thus the Partnership intends to obtain the trustee’s support for the transactions contemplated in the Registration Statement. The information set forth in the Prospectus under the sections titled “Background and Reasons for and Alternatives to the Exchange Offer and Second-Step Merger” and “The Offer — Relationships with NGT” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) and (c)
The information set forth in the Prospectus under the sections titled “The Offer — Purpose of the Offer; Dissenter’s Rights”, “The Second Step Merger and Post-Merger Exchange Process — Plans for NGT and the Depositary”, “The Offer — Effect of the Exchange Offer on the Market for Depositary Units; NYSE Listing; Registration Under the Exchange Act; Margin Regulations”, “Our Cash Distribution Policy and Restrictions on Distributions” and “Comparison of Depositary Unitholders’ Rights and Common Unitholders’ Rights” are incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
(a), (b) and (d)
The information set forth in the Prospectus under the section titled “The Offer — Source and Amount of Funds” and “The Offer — Conditions of the Offer” is incorporated herein by reference. To the best of the Partnership’s and the General Partner’s knowledge, there are no borrowed funds that would require disclosure under Item 1007(d) of Regulation M-A.
Item 8. Interest in Securities of the Subject Company.
(a) and (b)
The information set forth in the Prospectus under the section titled “The Offer — Relationships with NGT” is incorporated herein by reference. On January 15, 2004, Mr. Scott W. Smith individually acquired 50 depositary units at a price per depositary unit of $26.72. This transaction was effected through a broker.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the Prospectus under the section titled “The Offer — Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
(a) and (b)
Each of the Partnership, the General Partner and Ensource are newly-formed entities with no operating history. They were formed for the purpose of effecting the transactions and business plan described in the Prospectus. The information set forth in the financial statements and notes thereto annexed to the Prospectus is incorporated herein by reference.
Item 11. Additional Information.
(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither the Partnership, the General Partner nor, to the best of their knowledge, any of the General Partner’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding or relationship with NGT or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.
(a)(2),(3) and (4) The information set forth in the Prospectus under the sections titled “The Offer — Effect of the Exchange Offer on the Market for Depositary Units; NYSE Listing; Registration Under the Exchange Act; Margin Regulations” and “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(5) To the best of the Partnership’s and the General Partner’s knowledge, there are not any material legal proceedings relating to the Offer.
(b) The information set forth in the Prospectus, to the extent not already incorporated in this Schedule TO, is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(B)	Form of Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on September 15, 2005)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(D)	Form of Letter to Brokers and Banking Institutions (incorporated by reference to Exhibit 99.3 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(E)	Form of Letter to Clients (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(F)	Form of FIRPTA Certificate (incorporated by reference to Exhibit 99.6 to Amendment No. 1 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed September 15, 2005)

(a)(4)	Prospectus , which forms a part of Amendment No. 3 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068) filed on November 4, 2005 and incorporated herein by reference, relating to the Partnership Common Units to be issued in the Offer

(d)(A)	Agreement of Limited Partnership of the Partnership, which is included as Annex A to Amendment No. 3 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005 and incorporated herein by reference

(d)(B)	Form of Agreement and Plan of Merger by and between the Partnership and NGT (incorporated by reference to Exhibit 10, to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(h)(A)	Form of 5.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 5.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(h)(B)	Form of 8.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 8.1 to Amendment No.2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Ensource Energy Income Fund LP
     By:    Ensource Energy Partners, LP, its sole general partner
           By:     Ensource Energy Company LLC, it sole general partner

By:

Scott W. Smith
President
Date:                                         , 2005
Ensource Energy Partners, LP
     By:    Ensource Energy Company LLC, its sole general partner

By:

Scott W. Smith
President
Date:                                         , 2005

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal*

(a)(1)(B)	Form of Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers and Banking Institutions*

(a)(1)(E)	Form of Letter to Clients*

(a)(1)(F)	Form of FIRPTA Certificate*

(a)(4)	Prospectus relating to the Partnership Common Units to be issued in the Offer*

(d)(A)	Agreement of Limited Partnership of the Partnership*

(d)(B)	Form of Agreement and Plan of Merger by and between the Partnership and NGT*

(h)(A)	Form of 5.1 Opinion of Andrews Kurth LLP*

(h)(B)	Form of 8.1 Opinion of Andrews Kurth LLP*
* Incorporated by reference from the Partnership’s Registration Statement on Form S-4 filed on ___, 2005.
** To be filed by amendment.